Mail Stop 4561

November 29, 2007

Bruce N. Warner, Chief Financial Officer
Northern California Bancorp, Inc.
601 Munras Avenue
Monterey, CA 93940

> **Re:** **Northern California Bancorp, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**

Dear Mr. Warner:

We have completed our review of your Form 10-KSB, related filings and amendments and have no further comments at this time.

Sincerely,

John Spitz
Senior Staff Accountant